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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Taseko Mines Limited

We consent to the inclusion in this annual report on Form 40-F of:

  our Independent Auditors’ Report of Registered Public Accounting Firm dated March 13, 2014 on the consolidated balance sheets of Taseko Mines Limited (the “Company") as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended; and

  our Report of Independent Registered Public Accounting Firm dated March 13, 2014 on the Company’s internal control over financial reporting as of December 31, 2013 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2013.

As discussed in Note 2 to the consolidated financial statements, Taseko Mines Limited has restated its December 31, 2012 balance sheet to correct a misstatement in its method of accounting for royalty obligations and included the presentation of the balance sheet as at January 1, 2012.

As discussed in Note 27 to the consolidated financial statements, Taseko Mines Limited changed its method of accounting for deferred stripping costs effective January 1, 2012 due to the adoption of IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine.

\\s\\  KPMG LLP

Chartered Accountants

March 13, 2014
Vancouver, Canada

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